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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

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                        Commission File Number: 001-32689

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                        SUNTECH POWER HOLDINGS CO., LTD.
                 (Translation of registrant's name into English)

                           17-6 Changjiang South Road
                               New District, Wuxi
                             Jiangsu Province 214028
                           People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X            Form 40-F
                              -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                 No   X
                              -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                82-      N/A
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                        SUNTECH POWER HOLDINGS CO., LTD.

                                    Form 6-K

                                TABLE OF CONTENTS

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Signature                                                                  3
Exhibit 99.1 - Press Release                                               4
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     SUNTECH POWER HOLDINGS CO., LTD.
                                     By: /s/ Zhengrong Shi
                                         ---------------------------------------
                                     Name:  Zhengrong Shi
                                     Title: Chairman and Chief Executive Officer


Date: February 2, 2007

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